The Vita Coco Company, Inc.

250 Park Avenue South, 7th Floor

New York, New York 10003

October 18, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Thomas Jones

Re:	The Vita Coco Company, Inc.

Registration Statement on Form S-1 (Registration No. 333-259825)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-259825) (the “Registration Statement”), of The Vita Coco Company, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 PM, Eastern Time, on October 20, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ian Schuman at (212) 906-1894.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Ian Schuman of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

The Vita Coco Company, Inc.

By:	/s/ Kevin Benmoussa
Name:	Kevin Benmoussa
Title:	Chief Financial Officer

cc:

Michael Kirban, Chairman and Co-Chief Executive Officer, The Vita Coco Company, Inc.

Martin Roper, Co-Chief Executive Officer, The Vita Coco Company, Inc.

Yolanda Goettsch, Esq., General Counsel, The Vita Coco Company, Inc.

Ian Schuman, Esq., Latham & Watkins LLP

Stelios Saffos, Esq., Latham & Watkins LLP

Salvatore Vanchieri, Esq., Latham & Watkins LLP

Alexander Lynch, Esq., Weil, Gotshal & Manges LLP

Barbra Broudy, Esq., Weil, Gotshal & Manges LLP